Redflex Group
31 Market Street (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+613 9674 1888
Web: www.redflex.com.au

1 August 2005

Office of International Corporate Finar
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed is** the document described on Schedule I hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

REDFLEX
GROUP

Redflex Group
31 Market Street (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+613 9674 1888
Web: www.redflex.com.au

RECEIPT COPY

1 August 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed is** the documents described on Schedule I hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

Schedule I

Document made public since the last submission on 25 July 2005:

Date	Item	Description
1 August 2005	Company Announcement	Redflex announces new contract for Redflex Traffic Systems Inc in Bellwood Illinois

File No. 82-34862

REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

New Contract – Bellwood, Illinois

1 August 2005: The Directors are pleased to announce that Redflex Traffic Systems Inc., a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a photo enforcement program in the Village of Bellwood in the State of Illinois. Bellwood is located in the greater Chicago area which has a population of over 9,000,000 in Cook County near Redflex existing program in the City of Chicago.

Under the contract executed Redflex will deliver a photo enforcement program comprising initially five fixed speed sites within intersections and one mobile photo radar van to improve public safety. The contract is for five years with two options for one year extensions. Redflex will work with the city to install the photo enforcement systems based upon the discretion of the city in the achievement of public safety goals and program requirements.

Redflex has also been granted US Patent number 6,919,823 B1 for Image Recording Apparatus and Method. This patent protects intellectual property covering the imaging and recording of traffic signal violations and use of a fixed or virtual limit line as a means for detecting the presence of a vehicle prior to and beyond the location where a vehicle is required to stop in response to a change in status of the traffic signal.

Internationally we have received an order for photo radar systems in the country of Guatemala, the largest country in the northern area of South America with a population of approximately 11,000,000. Under the contract Redflex will deliver four mobile photo radar systems and services as a subcontractor to a local company within Guatemala. The initial operations will be in Municipalidad de Guatemala. In Australia Redflex have contracts in the States of Victoria, New South Wales, Queensland, Tasmania and Western Australia where we provide systems and services to support over 150 photo enforcement systems.

Redflex Traffic Systems Inc. based in Scottsdale Arizona has contracts with 80 cities world-wide in eleven countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 64 cities and towns across thirteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
bruceh@redflex.com
0011-1-480-9987478

Redflex Group
31 Market Street (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+613 9674 1888
Web: www.redflex.com.au

RECEIVED
2005 AUG -9 P 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 July 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed is** the document described on Schedule I hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

Redflex Group
31 Market Street (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+613 9674 1888
Web: www.redflex.com.au

RECEIPT COPY

25 July 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed is** the documents described on Schedule I hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

File No: 82-34862

Schedule I

Document made public since the last submission on 15 July 2005:

Date	Item	Description
25 July 2005	Company Announcement	Redflex announces A$$46 million Redflex Communications contract with Lockheed Martin.

File No: 82-34862

REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

A$46 Million Communications contract with Lockheed Martin

25 July 2005. The directors are pleased to announce that Redflex Communications Systems, a wholly owned company of the Redflex Group, has signed a contract, valued at A$46 million (US$34 million), with Lockheed Martin for the supply of voice communications equipment for the Flight Service Stations of the 21st Century(FS21) Project. The contract was signed with Lockheed Martin Transport and Security Systems in Rockville, Maryland.

This contract, which is the largest single contract signed by Redflex, is part of the US$1.9 billion FS21 contract for Lockheed Martin to provide outsourced services for the Federal Aviation Administration (FAA) for the next ten years. Redflex' involvement in the project was announced in our releases of 03 February 2005 and 24 May 2005 and the company has been progressing work in anticipation of this contract on the basis of advance commitments from Lockheed Martin.

Under the contract, Redflex Communications Systems will supply voice and communications equipment to Lockheed Martin to enable them to provide contracted services for the Federal Aviation Administration. The project includes the system design and supply of equipment to 20 control locations providing communications coverage throughout the mainland United States. System deliveries are expected to commence in the later part of this year with the contract running through to early 2007, and progress payments will be received against key milestones.

Redflex will be providing its latest technology offering based on the newly developed Switchplus Generation III product for this application. "This project further builds on our reputation in the industry for the provision of national air communications systems. This project provides a significant reference site for our proven technology. Redflex is proud to be associated with such a major program for the FAA with one of its key prime contractors Lockheed Martin", said Brad Kay, President of Redflex Communications Inc. based in Reston, Virginia.

Switch*plus*® is the core product of Redflex Communications Systems and is used in Air Traffic Control, Military Operations Centres and other Command and Control and Public Safety applications around the world. Redflex Communication Systems, with facilities in Melbourne, Australia and the Washington, DC area of the USA, is a leading communications systems integrator for transportation, defence and public safety applications worldwide.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Brad Kay
President and CEO
Redflex Communication Systems Inc
brad.kay@redflex.com.au
+1 703-871-5141